Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

March 1, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 1, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Rigetti Computing, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi